K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

June 10, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Amphastar Pharmaceuticals, Inc.

11570 6th Street

Rancho Cucamonga, California 91730

Attn: Jason B. Shandell, President

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Rule 83 Confidential Treatment Request by Amphastar Pharmaceuticals, Inc.

Re:	Amphastar Pharmaceuticals, Inc.
Anticipated Price Range
Registration Statement on Form S-1
File No. 333-196097

Ladies and Gentlemen,

This letter is furnished supplementally on behalf of Amphastar Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). The purpose of this letter is to provide supplemental information to the staff of the Commission (the “Staff”) regarding the estimated public offering price per share for the Company’s proposed initial public offering (“IPO”) and to provide a further response to comment 18 in the Staff’s letter to the Company dated January 10, 2014.

CONFIDENTIAL TREATMENT REQUESTED

BY AMPHASTAR PHARMACEUTICALS, INC.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment in italics below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share-Based Compensation, page 72

18. Please revise Management’s Discussion and Analysis relating to your issuances of equity instruments as follows: [ . . . ]

•                  Please include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Please note that we are deferring final evaluation of stock compensation and related costs until an amendment including your estimated offering price has been filed.

The Company advises the Staff that it presently estimates, based in part on advice and input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (the “Preliminary Assumed IPO Price”), considering information currently available and current market conditions. Given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff, however, that the final range to be included in a pre-effective amendment to the Registration Statement will be no greater than the range permitted by Compliance & Disclosure Interpretation 134.04.

The Company’s discussion of stock-based compensation is primarily contained in the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Common Stock Valuation” (the “Sections”), which has previously been filed and is included on pages 76 through 84 of the Registration Statement. As described in the Sections, on April 21, 2014, the date of the Company’s most recent option grants, the Company determined the fair value of its common stock to be $14.40 per share (the “Estimated Fair Value”), or $[***] above the top of the Preliminary Assumed IPO Price. This amount is materially higher than the Preliminary Assumed IPO Price.

As described in the Sections, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As of April 21, 2014, the Company’s board of directors consisted of individuals with significant experience in business, finance and accounting and in valuing pharmaceutical companies, including determining the fair values of the common stock of such companies, and the Company’s board of directors reached its determination of the Estimated Fair Value in good faith based on the information available on

CONFIDENTIAL TREATMENT REQUESTED

BY AMPHASTAR PHARMACEUTICALS, INC.

the date of grant, including contemporaneous third-party valuations. The Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants since January 1, 2013 and the Preliminary Assumed IPO Price are reasonable and appropriate for the reasons described herein and in the Sections.

The Company respectfully requests that the redacted information contained in this request letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Jason B. Shandell, President, Amphastar Pharmaceuticals, Inc., 11570 6th Street, Rancho Cucamonga, California 91730, telephone (909) 980-9484, before it permits any disclosure of the underlined and highlighted information contained in this request letter. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

If you have any questions or comments concerning the foregoing, please do not hesitate to call me at (949) 623-3574 or email me at david.allen@klgates.com.

Sincerely,

/s/ David B. Allen

K&L Gates LLP

David B. Allen

cc:	Jason Shandell, Amphastar Pharmaceuticals, Inc.
Michael Hedge, K&L Gates LLP
Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.